October 11, 2005

Mr. George F. Ohsiek, Jr.
Branch Chief
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE: Gottschalks Inc.

Form 10-K for Fiscal Year Ended January 29, 2005, Filed April 29, 2005
Form 10-Q for Fiscal Quarter Ended April 30, 2005, Filed June 10, 2005
Form 10-Q for Fiscal Quarter Ended July 30, 2005, Filed September 9, 2005
File No. 001-09100

Dear Mr. Ohsiek:

We have reviewed your comments related to the filings identified above. Set forth below are responses from Gottschalks Inc. (the "Company") that will address the Staff's comments according to the numbers assigned each comment in the Staff's letter.

Form 10-K for Fiscal Year Ended January 29,2005

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

1. In light of the significant charges incurred related to the closure of 16 of the 34 stores acquired in the Lamont acquisition, and in light of your disclosure that your acquisition of these 34 stores put significant pressure on your operating performance and liquidity position, please revise to discuss the operating and cash flow performance of the 18 remaining stores, including the reasonably likely future effect on your financial condition and operating performance of the continued operation and/or closure of these stores. Refer to Item 303(A) of Regulation S-K and SEC Release 33-8350.

Response: The Company's future filings will be modified to include the following where appropriate:

"Of the 18 remaining stores, impairment charges were recorded at four locations in fiscal 2002 due to poor operating performance, while the others provide or are expected to provide positive operating income."

Liquidity and Capital Resources

2. Please expand your discussion of the significant year over year changes in cash flows from operating activities to identify all working capital changes that materially affect your liquidity along with the reasons underlying the working capital changes. We believe such additional disclosure is necessary to permit a reader to understand the extent to which changes in cash flows are the result of growth of the business versus changes in timing of working capital turnover (e.g., changes in inventory days outstanding, days payables outstanding, days sales outstanding, etc.).

Response: The Company's future filings will be expanded to include a more robust discussion of cash flows from operations. An example of the Company's 2004 disclosure modified accordingly is as follows:

"In fiscal 2004, the Company generated a total of $38.5 million from operations as compared to $23.1 million positive cash flow from operations in fiscal 2003 and $20.9 million in fiscal 2002. Approximately $3.9 million of the $15.4 million increase in cash provided by operating activities in fiscal 2004 relative to fiscal 2003 was due to increased net income. In addition, during 2004 the Company's improved liquidity position and operating results prompted the return of certain merchandise deposits previously held by some of the Company's key vendors and factors and an increased willingness by virtually all of the Company's vendors and factors to return to a more normalized trade credit position. While trade payables increased approximately $4.5 million, days payables outstanding remained constant during fiscal 2004 and 2003. Increases in accrued expenses of approximately $3.7 million primarily relate to the timing of payment of certain normal recurring expenses. While the decrease in inventory was $5.3 million during fiscal 2004 as compared to $9.3 million during fiscal 2003, inventory days outstanding improved approximately five days during fiscal 2004 as compared to fiscal 2003. Fiscal 2003 included the liquidation of approximately $3.1 million of inventory related to the closure of six store locations."

Contractual Obligations

3. Please revise your table to include estimated interest payments on your long-term debt obligations. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. If you choose not to include these payments, a footnote to the table should clearly identify the excluded items and provide any additional information that is material to an understanding of your cash requirements. See Section IV.A and footnote 46 to the Commission's MD&A Guidance issued December 19, 2003 available at www.sec.gov.

Response: The Company's future filings will be revised to include estimated interest payments on long-term debt and the following footnotes disclosure to the table:

	Payments due by period (1)
	(In thousands)
	Fiscal 2005	Fiscal 2006	Fiscal 2007	Fiscal 2008	Fiscal 2009	There- after
Long-term Debt	$ 1,525	$ 1,597	$ 1,702	$ 1,786	$ 1,710	$ 14,865
Capitalized lease obligations	2,205	1,466	947	476	476	2,204
Subordinated note
payable to affiliate (2)	1,000	1,000	1,000	2,000	16,180
Non-cancelable operating leases	23,169	22,772	19,475	17,570	15,013	75,700
Purchase obligations (3)	6,416	439	183	141	115	358
Interest (4)	4,230	3,902	3,608	3,264	3,034	2,204
Total contractual cash obligations	$ 38,545	$ 31,176	$ 26,915	$ 25,237	$ 36,528	$ 95,331

	Amount of commitment expiration by period
	(In thousands)
	Fiscal 2005	Fiscal 2006	Fiscal 2007	Fiscal 2008	Fiscal 2009	There- after
Senior revolving credit facility (5)	$	$	$	$	$ 45,753	$
Standby letters of credit	3,250
Documentary letters of credit	2,107	. .	. .	. .	. .	. .
Total commitments	$ 5,357	$ .	$ .	$ .	$ 45,753	$ .

(1) See Notes 5, 6 and 7 to the accompanying financial statements.

(2) In connection with the amendment of the Company's revolving credit facility, the term of the Subordinated Note was extended to May 2009 and provides for principal payments of up to $8 million through that date.

(3) Purchase obligations include agreements to purchase goods or services that are enforceable and legally binding and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Agreements that are cancelable without penalty have been excluded. Purchase obligations relate primarily to service and maintenance agreements and information technology contracts, and construction obligations.

(4) Interest payments in future periods have been reflected based on fiscal year ended January 29, 2005 debt levels and interest rates including the interest rates then in effect on variable interest debt.

(5) Represents outstanding borrowings under the Company's senior revolving credit facility as of January 29, 2005. The table presents that amount as due at February 28, 2009, the end of the commitment period for the facility.

Controls and Procedures

Changes in Internal Control Over Financial Reporting

4. Please revise your disclosure regarding changes to internal controls over financial reporting to identify "any changes," not just "significant" changes, which have materially affected, or are reasonably likely to materially affect, your internal controls over financial reporting. See Item 308(c) of Regulation S-K.

Response: The Company's future filings will be revised to exclude the reference to "significant" where appropriate. An example of fiscal 2004 disclosures modified accordingly is as follows:

"During the fourth quarter of fiscal 2004, there were no changes in the Company's internal controls over financial reporting or in other factors that could materially affect internal controls over financial reporting.

During the first quarter of 2005, the Company remediated a material weakness in internal control over financial reporting and the ineffectiveness of its disclosure controls and procedures by conducting a review of its accounting related to leases, and amending its accounting policies related to the method of accounting for tenant improvement allowances, lease terms, and depreciable lives used for leasehold costs and improvements to conform with generally accepted accounting principles. In addition, the Company implemented additional procedures and processes including an enhanced disclosure checklist to address leasing transactions, a more comprehensive review of the accounting for new leases, and provided additional training for personnel responsible for determining the appropriate accounting for leases including tenant reimbursements and leasehold improvements. Management believes that these procedures remediate the material weakness which resulted in the error and related restatement of the Company's financial statements for the fiscal years ended January 31, 2004 and February 1 2003, included in this Annual Report on Form 10-K.

The evaluation referred to above did not identify any other change in our internal control over financial reporting that occurred during the period covered by this Annual Report on Form 10-K that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting."

Consolidated Financial Statements

Consolidated Income Statements

5. Please revise to separately present miscellaneous (non-operating) income and miscellaneous (non-operating) expenses. Please also provide footnote disclosure regarding the nature and amounts of the items included within the revised captions. Refer to Rules 5-03(7) through (9) of Regulation S-X.

Response: We supplementally advise the Staff that miscellaneous income does not include any material offsetting expenses. Miscellaneous income for fiscal 2004 consists of $1.0 million of amortization of long-term deferred credits recorded upon receipt of donated land, $0.4 million of income from the Company's investment in a partnership, and $0.2 million of miscellaneous non-operating income. The Company's future filings will be revised to include the following disclosure in Note 1 to the financial statements:

"Miscellaneous income consists of amortization of long-term deferred credits recorded upon receipt of donated land, income from the Company's investment in a partnership, and miscellaneous non-operating income."

Notes to Consolidated Financial Statements

Note 1. Nature of Operations and Significant Accounting Policies

General

6. Please disclose how you account for the "Gottschalks Rewards" program, including the timing of recognition of the costs associated with the program, as well as the line item on the income statements where the costs are included. Ensure the disclosure also addresses how you account for rewards at the time of redemption and how your accounting takes into consideration reward certificates issued that are not expected to be redeemed. Tell us the basis in GAAP for your accounting and income statement classification.

Response: We supplementally advise the Staff that we considered the discussions in EITF 00-22 and EITF 01-09 as our basis in GAAP for accounting and income statement classification for the Company's rewards program. EITF 00-22 describes the Company's program in Issue 1 of Paragraph 5. Paragraph 7 of EITF 01-09 specifically excludes this type of program from its conclusions. In considering EITF 00-22 we noted that although the Task Force reached consensus on Issue 3 of Paragraph 5, Issues 1 and 2 remain open. The Task Force did comment however that "For Issues 1 and 2, some Task Force members expressed a preference for an accounting approach that would allocate a portion of the revenue on the transaction to the product or service that may be delivered in the future, while other Task Force members expressed a preference for an accounting approach that would be based on the significance of the value of the award product(s) or service(s) as compared to the value of the transactions necessary to earn the award(s). If the value of the award product(s) or service(s) is insignificant in relation to the value of the transactions necessary to earn the award, a liability would be recorded for the estimated cost of the award product(s) or service(s).

Although customers may earn up to 5.0% of their cumulative purchases for all proprietary credit card sales, the historical redemption rate, is approximately 1.1%. The Company believes this discount rate to be insignificant in relation to the value of the transactions necessary to earn the rewards. Accordingly, the rewards program is accounted for as an adjustment to cost of goods sold as points are earned throughout the year and based on an estimated redemption rate. As merchandise certificates are redeemed a markdown is taken and this accrual is relieved. There are no revenues recorded or further charges to operations at the time of redemption. The Company's future filings will be revised to include the following disclosure:

"The Company offers its private label credit card customers a points based rewards program. The program offers one point for every one dollar in net annual spending using the Company's private label credit card. At the end of each calendar year qualifying customers are sent a merchandise certificate for up to 5% of the total points accumulated, up to a maximum of 10,000 points. As points are earned throughout the year the Company accrues for the estimated cost of goods to be sold via redemption of the merchandise certificates based on historical redemption rates."

7. Please disclose the amount of cooperative advertising allowances recorded in each period presented. Please also revise your MD&A to discuss the changes in these payments between periods and how they impacted the related income statement line items, if material.

Response: We supplementally advise the Staff that although the Company was able to offset its planned incremental advertising costs with cooperative advertising allowances specifically related to its 100th anniversary promotions resulting in a decrease in net advertising costs of approximately $0.6 million, the Company believes it has appropriately discussed the primary influential factors for changes in its SG&A costs and no additional discussion is considered necessary. The Company's future filings will be revised to include the gross advertising costs and related cooperative advertising allowances in Note 1 to the financial statements and the Company will discuss significant changes in its net advertising costs in MD&A where appropriate. An example of fiscal 2004 Note 1 disclosures modified accordingly is as follows:

"Advertising Costs - Advertising costs, net of cooperative advertising allowances, totaling $29,964,000, $30,597,000 and $31,245,000 in 2004, 2003, and 2002, respectively, are included in selling, general and administrative expenses for financial reporting purposes and are expensed when the related advertisement first takes place. Cooperative advertising allowances were $11,250,000, $9,077,000, and $10,161,000 in 2004, 2003, and 2002 respectively."

Revenue Recognition

8. Please disclose the timing of revenue recognition for leased department revenues. Also disclose the general terms of the arrangements under which you earn leased department revenues. For example, you should disclose whether revenues earned under these arrangements are based on a percentage of sales generated in the leased departments, or based on some other measure.

Response: The Company's future filings will be revised to include the following disclosure:

"Net leased department revenues consist of rental income from lessees and sub-lessees, and are based on a percentage of total sales generated in such lease departments during respective fiscal periods."

9. Please disclose the timing of revenue recognition for net credit revenues and how you determine the amount of net credit revenues to record. Also clarify whether the amounts retained by HSBC for credit card receivables charges are treated as a reduction of revenues and why or why not.

Response: We supplementally advise the Staff that net credit revenues currently represent a percent of the collected finance charges and late fees billed to cardholders by HSBC during the period and the straight line amortization of the pre-paid program fee disclosed in Note 2 to the financial statements. There are no merchant transaction fees associated with HSBC regular credit card receivables charges. The Company, at its discretion, offers to its customers certain deferred billing programs through its proprietary credit card for sales of specific big-ticket merchandise. HSBC charges the Company deferred billing fees for sales under such programs. Since there is no discount or rebate involved in the transaction between the company and the customer under these arrangements, the sales transaction is recorded in full. The Company also offers its customers the use of third party credit cards as a form of payment for purchases of any of the Company's products company wide. Unlike third party credit card processing fees, which are considered an administrative cost of business much like banking fees, the Company believes fees for these proprietary deferred billing programs are incremental costs incurred to sell the specific underlying merchandise. Accordingly, fees charged to the Company by HSBC for deferred billing programs offered to customers are recorded to cost of goods sold as incurred The Company's future filings will be revised to include the following disclosure:

"Net credit revenues consist primarily of a percentage of collected finance charges and late fees billed to cardholders by HSBC during the period and the amortization of the pre-paid program fee."

10. Please disclose your accounting policy for gift cards that expire or are not redeemed over an extended period of time.

Response: We supplementally advise the Staff that California law prohibits both the expiration of gift cards and dormancy fees, but also does not require the escheatment of balances on dormant cards where the specific owner of the subject property is not known. However, the Company is incorporated in the state of Delaware, which requires all unclaimed property not escheated to other states to be escheated to Delaware after five years of dormancy. The Company's gift card program has been in place for just five years. Beginning in the spring of fiscal 2006 the Company will escheat the required portion of the dormant accounts to the state of Delaware and record the remainder as income. Such amounts are not expected to be material to the Company's financial position or results of operations. The Company's future filings will be revised to include appropriate disclosures if such amounts become material.

Note 8 - Discontinued Operations

11. Please tell us in detail how you determined that the closed stores qualify for classification as discontinued operations pursuant to paragraph 42 of SFAS 144. We are particularly interested to understand your consideration of whether significant cash flows related to the closed stores will continue to be generated by your ongoing operations through a migration of customers to your other stores. In this connection, it would be helpful if you could provide us with the specific locations of the closed stores along with the approximate distance to the closest company owned store still operating. Please refer to paragraphs 4 through 8 of EITF 03-13 for guidance.

Response: We supplementally advise the Staff that the Company appropriately considered Paragraph 42 of Statement of Financial Accounting Standard No. 144 and EITF 03-13, which as you know state that the results of operations of a component of an entity shall be reported in discontinued operations if both the operations and cash flows of the component have been eliminated from the ongoing operations of the entity as a result of the disposal transaction and the entity will not have continuing involvement in the operations of the component.

The Company determined that each store location can be considered a component in connection with the application of SFAS No 144 and other recently effective accounting standards. During fiscal 2002 and 2003 the Company closed a combined total of 11 locations. The Company does not have continuing involvement in the operations of any of the closed locations. One location was in Central Oregon, two were in Central Washington and one was in Northern Idaho. The closest alternate location to any of these stores is thirty-three miles. The remaining locations were in the Seattle, Washington area, from Lake Forest Park to Sea-Tac. Distances to alternate locations range from 10-30 miles. The Company did not expect to see, nor did see, any significant increase in sales volume in continuing locations as a result of the store closures.

Alternatively, as disclosed in the Company's 2005 forms 10-Q, the closure of the Fig Garden store in Fresno California is not considered a discontinued operation due to the proximity of four other Fresno locations within 3-8 miles, and the Company did see an increase in sales in other Fresno locations after the closure of the store. The Company acknowledges that it can at times be very difficult to determine the effect of cash flows related to store closures, and assures the Staff that careful consideration is given to each store closure to determine appropriate accounting and disclosure.

Note 10 - Income Taxes

12. Citing the factors in paragraphs 20-25 of SF AS 109, please explain to us the positive and negative evidence you considered in determining that a valuation allowance for the amounts recorded was appropriate for all years presented. Additionally, please revise your MD&A to discuss the reasons for the valuation allowance and to highlight the judgments and assumptions involved in evaluating the sufficiency of the valuation allowance. Please ensure your discussion gives appropriate weight to the unfavorable factors which give rise to your determination that a valuation allowance is necessary.

Response: We supplementally advise the Staff that the Company's valuation allowance relates primarily to certain state tax credit carryforwards. In evaluating the appropriateness of the valuation allowance we noted that, although these credits do not expire, the utilization is extremely limited and is available only to the extent the Company generates sufficient taxable income in the respective location, which requires (1) profitability and (2) continued operations within the location. The Company has historically generated the credits at a substantially more rapid rate than it has been able to utilize them. Although the Company has had recent profitability, there can be no certainty that the Company will continue to generate sufficient taxable income apportioned to the specific locations for an indefinite period of time to fully utilize the state tax credit carryforwards, especially given the cyclical nature of the Company's business. Further, there is no certainty that the Company will operate in these specific locations for an extended period. To the extent that the Company no longer operates within these locations, the state tax credits cannot be utilized. During the periods that the Company experiences operating losses the Company considers it appropriate to reserve against the balance of these assets net of the benefit of anticipated turn around of temporary differences. The Company considers it appropriate to release this valuation allowance after at least three years of continued operating profits, limited to the projected utilization of the state tax credits based on assumed operation in the specific locations of not more than ten years. In addition the Company considered it more likely than not that the remainder of its deferred tax assets, including its other tax credit carryforwards, would be realizable due to the adequacy of taxable income generated from the reversal of temporary differences during the expected turnaround periods and through tax planning. The Company's future filings will be revised to include the following disclosure:

"The carrying value of the Company's net deferred tax assets assumes that the Company will be able to generate sufficient future taxable income to realize the value of these assets. In determining the appropriate valuation allowance, management considers all available evidence for the deferred tax assets, including tax credit, net operating loss and capital loss carryforwards that would likely expire prior to their utilization. The Company has established valuation allowances that relate primarily to certain state tax credit carryforwards whose realizability is uncertain. In evaluating the appropriateness related to the valuation allowance we noted that although these credits do not expire, the utilization is extremely limited and is available only to the extent the Company generates sufficient taxable income apportionable to the respective location. The Company has historically generated the credits at a substantially more rapid rate than it has been able to utilize them. The resulting utilization period is, therefore, unusually long. Although the Company has had recent profitability, there can be no certainty that the Company will continue to generate sufficient taxable income apportioned to specific locations for an indefinite period of time to fully utilize the state tax credit carryforwards, especially given the cyclical nature of the company's business. Further, there is no certainty that the Company will operate in these specific locations for an extended period. To the extent that the Company no longer operates within these locations, the tax credits cannot be utilized. Management believes it is more likely than not that the Company will generate sufficient future taxable income in the appropriate carryforward periods to realize the benefit of its remaining net deferred tax assets. However, if the available evidence were to change in the future, an adjustment to the valuation allowance may be required, resulting in additional income tax expense or benefit."

Note 12 - Accounting for Stock Based Compensation

13. Please tell us and revise your disclosure to clarify what the assumption in the table captioned "fair value of options granted" represents.

Response: We supplementally advise the Staff that the fair value of options granted represents the calculated fair value based on the assumptions presented. The Company's future filings will be revised to remove the calculated fair values from the table and include the following disclosure:

"The weighted average fair value of options granted during fiscal 2004, 2003, and 2002 were $3.41 per share, $0.68 per share, and $1.09 per share respectively."

Note 16 - Restatement of Financial Statements

14. Please revise to also disclose previously reported versus restated cash flows for the year ended February 1,2004. Since the year ended February 1, 2004 is marked as restated on the face of the statements of cash flows, we assume such additional disclosure is relevant. Moreover, please revise your disclosure to clarify the cash flow impact, if any, of the correction of your previous accounting for tenant allowances and construction reimbursements. In this regard since you previously recorded these allowances as reductions in the cost of the underlying constructed assets, we assume you likewise recorded the cash inflows related to these allowances as investing cash inflows. However, under your corrected accounting, these cash flows would be classified as operating cash inflows. If you had previously classified these cash flows as operating, and no revision was necessary, please ensure your disclosure is clear in this regard.

Response: We supplementally advise the Staff that the classification of these corrected cash flows were also previously reported as operating and no revision of the disclosures is considered necessary. The correction to accounting for tenant allowances and construction reimbursements relates to activity in periods prior to fiscal 2002. Accordingly, the corrections in fiscal 2002 and fiscal 2003 are reflected in depreciation and changes in other current and long-term assets, both of which are operating activities. The disclosure for the changes in cash flows presented in Note 16 are related to the classification of activity underlying the securitization program which only affects fiscal 2002. Therefore, the Company does not believe additional disclosures are necessary.

Schedule II - Valuation and Qualifying Accounts

15. Please revise to include your allowance for estimated sales returns. See Rules 5-04 and 12-09 of Regulation S-X for guidance.

Response: We supplementally advise the Staff that the Company's sales return reserve is $86,763, $94,168, and $92,290, at the end of fiscal 2004, 2003, and 2002 respectively. The Company's future filings will be revised to include the estimated sales return balances in Note 1 to the financial statements under Revenue Recognition and in Schedule II. The Company's future filings will be revised to include a sales return reserve in Schedule II and a related note describing changes in the balance as follows:

"Represents changes in estimate for the reserve for sales returns."

Forms 10-Q for the Quarterly Periods Ended April 30, 2005 and July 30, 2005

Item 4 - Controls and Procedures

16. You disclose that you designed your disclosure controls and procedures to provide "only reasonable assurance" of achieving the desired control objectives. Therefore, please revise your conclusion regarding the effectiveness of your disclosure controls and procedure to reflect, if true, that the disclosure controls and procedures are effective at the "reasonable assurance" level. Please refer to Part II.F.4 of Final Rule Release 33-8238 for guidance.

Response: The Company's future filings will be revised to include the following disclosure:

"Based on their evaluation, the principle executive officer and principle financial officer concluded that the Company's disclosure controls and procedures are effective at the reasonable assurance level."

The Company hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosures in the Company's Form 10-K and Forms 10-Q; that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and that the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or require additional clarification, please contact me, or in my absence Kevin Bradshaw, Vice President Finance and Chief Accounting Officer, at (559) 434-8000. Thank you for your assistance.

Sincerely,

/s/ J. Gregory Ambro

J. Gregory Ambro
Chief Administrative and Financial Officer